8 Studebaker Drive, Irvine, CA 92615

December 30, 2020

FILED ON EDGAR

U.S. Securities and Exchange Commission

Attn: Division of Corporate Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Re:      Bio Essence Corp.

Registration Statement on Form S-1

Filed December 23, 2020

File No. 333-232839

REQUEST FOR ACCELERATION OF EFFECTIVENESS

To Whom It May Concern:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, Bio Essence Corp., a California corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-232839), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Daylight Time on December 30, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes Devin W. Bone of Paesano Akkashian Apkarian, PC, to orally modify or withdraw this request for acceleration. The Registrant hereby acknowledges that:

(i) Should the Securities and Exchange Commission (the “Commission”) of the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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(iii) The Registrant may not assert comments of the Commission of the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Bone at (248) 792-6886. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Bone at the email identified below or by facsimile at (248) 792-6885. Thank you for your continued assistance.

Very truly yours,

BIO ESSENCE CORP.

Yin Yan

Yin Yan

Chief Executive Officer

cc: Devin W. Bone (dbone@paalawfirm.com)

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